KITTLE CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2020

KITTLE CAPITAL MARKETS, LLC

CONTENTS

	Page
FINANCIAL STATEMENTS	
Facing Page	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm	3-4
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-10
SUPPLEMENTARY INFORMATION AND REPORTS	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission	11
Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	12
Exemption Report Pursuant to SEA Rule 17a-5(d)(4)	13
Report of Independent Registered Public Accounting Firm on the Exemption Report	14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kittle Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

310 E 96th Street, Suite 400
(No. and Street)

Indianapolis	Indiana	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey L. Kittle (317) 846-3111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Sapper & Miller, LLP
(Name – *if individual, state last, first, middle name*)

800 E 96th Street, Suite 500	Indianapolis	Indiana	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey L. Kittle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kittle Capital Markets, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANDREA M KRAMER
My Commission Expires
September 23, 2025
Commission Number 703128
Hamilton County
NOTARY PUBLIC SEAL STATE OF INDIANA

Signature

Manager

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
of Kittle Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kittle Capital Markets, LLC as of December 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kittle Capital Markets, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kittle Capital Markets, LLC's management. Our responsibility is to express an opinion on Kittle Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kittle Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1

Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street, Suite 500
Indianapolis, IN 46240

Tel 317.580.2000
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

Supplemental Information

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Kittle Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Kittle Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We have served as Kittle Capital Markets, LLC's auditor since 2013.

Indianapolis, Indiana
February 12, 2021

2

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

ASSETS

Cash	$	160,992
Prepaid expenses and other		10,805
TOTAL ASSETS	$	171,797

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses (related party)	$	140
MEMBER'S EQUITY		171,657
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	171,797

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2020

REVENUE		
Commission Income	$	93,000
Total Revenue		93,000
EXPENSES		
Salary and benefits		57,000
Professional services		115,701
Commissions and Fees		14,000
Rent		936
Internet		2,115
Insurance		926
Licenses and permits		7,220
Education/Seminars		0
Office Expenses		46
Travel and Entertainment		761
Total Expenses		198,705
OTHER INCOME		
Debt Forgiveness		96,556
Total Other Income		96,556
NET LOSS	$	(9,149)

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2020

MEMBER'S EQUITY AT JANUARY 1, 2020	$ 180,806
NET LOSS	(9,149)
MEMBER'S EQUITY AT DECEMBER 31, 2020	$ 171,657

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

OPERATING ACTIVITIES		
Net Loss	$	(9,149)
Debt forgiveness	$	(96,556)
Adjustments to reconcile net Loss to net cash used by operating activities		
Changes in certain current assets and liabilities:		
Prepaid Expenses		(1,805)
Accounts payable and accrued expenses (related party)		58,077
Net Cash Used by Operating Activities		47,123
NET DECREASE IN CASH		47,123
CASH		
Beginning of Year		210,425
End of Year	$	160,992

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kittle Capital Markets, LLC (the Company) is organized as an Indiana limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was approved by FINRA on July 11, 2013. The Company was formed to engage primarily in the distribution of private placements of real estate products as well as to a lesser extent, the public offering of unlisted shares of Real Estate Investment Trusts ("REITs"). The private placements will typically consist of Regulation D offerings. The offerings will be structured by the Firm's parent company, Herman & Kittle Properties, Inc., or one of its affiliates, together with outside legal counsel. Once structured, the offerings will be marketed by the Company. The securities will be offered on a best-efforts basis to investment advisors, accredited investors that are known to the Company's registered personnel.

The Company, for the year ended December 31, 2020 had commission income, however, operations still resulted in a loss. The managing member has stated he has the intent and ability to fund any future losses either individually or through the parent company.

Estimates: The Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from those estimates.

Revenue from Contracts with Customers

Performance Obligations: Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services performed to customers. A good or service is transferred to or performed for a customer when, or as, the customer obtains control of that good or service performed. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service performed. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services performed.

Private Placement: Performance obligations in these arrangements vary dependent on the contract, but are typically satisfied upon completion of the arrangement. Placement fees are recognized upon completion of a deal and are generally classified as Commission Income.

Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits of $250,000. To date, there have been no losses in such accounts.

Income Taxes: The Company is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its member. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements.

KITTLE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

The Company's member files federal and various state income tax returns. The Company's member is no longer subject to U.S. federal and state income tax examinations by tax authorities for all years before 2017.

Subsequent Events: The Company has evaluated the financial statements for subsequent events occurring through February 12, 2021, the date the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2020, the Company had Net Capital of $160,852, which was $155,852 in excess of the required Net Capital of $5,000.

NOTE 3 - CONCENTRATION

Approximately 100% of Commissions Income is from Kittle Funding, LLC an affiliate of the Parent company.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company incurs expenses pursuant to an expense sharing arrangement with its Parent Company for expenditures such as salaries and rent. Expenses related to this arrangement totaled $57,936 in 2020.

During the year $93,000 of commission income was transacted with Kittle Funding, LLC. .

During 2020 the Company's Parent forgave expenses incurred in 2018 and 2019 totaling $38,620 and expenses incurred during 2020 of $57,936. The total forgiveness by the Company's Parent was $96,556.

NOTE 6 – IMPACT OF PANDEMIC

The Company does not believe that the COVID-19 19 Pandemic has had an adverse impact on its operations. The Company will continue monitoring the situation closely.

SUPPLEMENTARY INFORMATION AND REPORTS

KITTLE CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2020

CREDITS
    Total Member's Equity $ 171,657

DEBITS
    Non-allowable Assets:
        Prepaid expenses and other   10,805
        Total Non-allowable Assets   10,805

NET CAPITAL COMPUTED   160,852

MINIMUM NET CAPITAL REQUIRED   5,000

NET CAPITAL IN EXCESS OF REQUIREMENT $ 155,852

AGGREGATE INDEBTEDNESS - Accounts payable and accrued expenses $ 140

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   0.001

RECONCILIATION OF NET CAPITAL
    Net Capital Per Form X-17A-5, Part II A (FOCUS Report) $ 160,852

    Net Capital Per Above $ 160,852

KITTLE CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
Year Ended December 31, 2020

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions advisory services; (2) private placement of securities, and (3) wholesale and/or retail distribution of publicly registered non-traded real estate investment trusts (REITS), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Exemption Report Pursuant to SEA Rule 17a-5(d)(4)

Kittle Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) mergers and acquisitions advisory services; (2) private placement of securities, and (3) wholesale and/or retail distribution of publicly registered non-traded real estate investment trusts (REITS), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kittle Capital Markets LLC

I, Jeff Kittle, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature

Manager

Title

February 1, 2021

KSM KATZ
SAPPER
& MILLER

Our People: Your Success

*Report of Independent Registered Public Accounting Firm
on the Exemption Report*

To the Member and Board of Directors
of Kittle Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4), in which (1) Kittle Capital Markets, LLC identified the following: Kittle Capital Markets, LLC does not claim an exemption under paragraph (k) of 17 C.F.R.§ 240. 15c3-3, and (2) Kittle Capital Markets, LLC is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Kittle Capital Markets, LLC limits its business activities exclusively to: (1) mergers and acquisitions advisory services; (2) private placement of securities, and (3) wholesale and/or retail distribution of publicly registered non-traded real estate investment trusts (REITS), and Kittle Capital Markets, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Kittle Capital Markets, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Kittle Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kittle Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 12, 2021

14

Katz, Sapper & Miller, LLP   800 East 96th Street, Suite 500   Tel 317.580.2000   An Affiliate of
Certified Public Accountants   Indianapolis, IN 46240   Web ksmcpa.com   KSM Business Services, Inc.